Financial Statements

Coal Diva, LLC

For The Period April 14, 2016 to August 31, 2016 and
As of August 31, 2016

COAL DIVA, LLC
FINANCIAL STATEMENTS
AUGUST 31, 2016

TABLE OF CONTENTS



DeSena & Company
Certified Public Accountants, LLC

100 Eagle Rock Avenue, Suite 110
East Hanover, NJ 07936
(973) 602-3300
Fax (973) 602-3317

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the LLC Member's
Coal Diva, LLC
Tenafly, New Jersey

We have reviewed the accompanying financial statements of Coal Diva, LLC (a Limited Liability Company), which comprise the balance sheet as of August 31, 2016, and the related statements of income and member's equity and cash flows for the period April 14, 2016 to August 31, 2016, and the related notes to the financial statements and supplemental information. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

DeSena & Company

DeSena & Company

East Hanover, NJ
September 29, 2016

1

COAL DIVA, LLC

Balance Sheet
As of August 31, 2016
(Unaudited)

ASSETS

Current Assets

Cash and Equivalents	$	40,912
Advance to LLC Member		7,500
LLC Member Capital Contribution Receivable		4,000

Total Current Assets	$	52,412

Other Assets

Capitalized Movie Production Costs	$	75,788
Organization Costs		300

Total Othert Assets	$	76,088

TOTAL ASSETS	$	**128,500**

See independent accountant's report
and notes to financial statements.

Coal Diva, LLC

Balance Sheet
As of August 31, 2016
(Unaudited)

LIABILITIES & LLC MEMBER'S CAPITAL

LIABILITIES

Current Liabilities

Due to LLC Member - Excess Advance	$ 500	
Total Current Liabilities		$ 500

Long Term Liabilities

Total Long Term Liabilities		-
Total Liabilities		$ 500

LLC MEMBER'S CAPITAL

LLC Member's Capital	$ 128,000	
Total LLC Member's Capital		$ 128,000
TOTAL LIABILITIES AND LLC MEMBER'S CAPITAL		$ 128,500

See independent accountant's report
and notes to financial statements.

Coal Diva, LLC

STATEMENT OF NET INCOME (LOSS) AND LLC MEMBER'S CAPITAL
For the Period April 14, 2016 to August 31, 2016
(Unaudited)

NET REVENUES	$	-
COST OF SALES		-
GROSS PROFIT		-
OPERATING EXPENSES		
Promotion expense of novella	$	6,000
TOTAL OPERATING EXPENSES		6,000
OPERATING INCOME (LOSS)	$	**(6,000)**
OTHER INCOME (EXPENSE)		-
Total Other Income (Expense)		-
Net Income (Loss) For Period	$	**(6,000)**
LLC MEMBER'S CAPITAL - BEGINNING		-
LLC Member's Capital Contributed	$	134,000
LLC MEMBER'S CAPITAL - ENDING	$	**128,000**

See independent accountant's report
and notes to financial statements.

Coal Diva, LLC
STATEMENT OF CASH FLOWS
For the Period April 14, 2016 to August 31, 2016
(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$	**(6,000)**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in other accrued liabilities	$	500
Total Adjustments		**500**
Net Cash Provided by (Used in) Operating Activities	$	**(5,500)**

CASH FLOWS FROM INVESTING ACTIVITIES

Capitalized Movie production Costs	$	(75,788)
LLC Member Advance		(7,500)
Organization Costs		(300)
Net Cash Provided by (Used in) Investing Activities	$	**(83,588)**

CASH FLOWS FROM FINANCING ACTIVITIES

LLC Member's Capital Contributed	$	130,000
Net Cash Provided by (Used In) Financing Activities	$	130,000

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	40,912
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	40,912
Supplementary Disclosure of NonCash Investing and Financing Activities		
LLC Member Capital Contribution Receivable	$	4,000

See independent accountant's report
and notes to financial statements.

COAL DIVA, LLC

NOTES TO FINANCIAL STATEMENTS
(See Independent Accountant's Report)

NOTE 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Coal Diva, LLC ("the Company") is presented to assist in understanding the Company's Financial Statements. The Financial Statements and notes are representations of the Company's Management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the Financial Statements.

Nature of Business

Coal Diva, LLC ("the Company") was formed to produce a movie "Rewrites" from a screenplay written by its co-managing member, Tawni O'Dell. The Company has raised $134,000 of "front money" (See Note 3) to do preliminary work on the movie and is in the process of raising additional funds necessary to complete the movie. The Company plans to distribute the movie on available national and international platforms including theatrical release, cable and network broadcast, internet streaming and line extensions including a novella and theatrical play.

Revenue and Expense Recognition

The Company has adopted *Statement of Position 00-2 "Accounting by Producers or Distributers of Films"* ("SOP 00-2") to recogonize revenue and expenses for financial reporting purposes. Since the film is not complete as of the date of the financial statements, revenues have not been recognized and all film production costs relating to the production of the film have been capitalized per SOP 00-2. The costs of producing a film and bringing that film to market consist of film costs, participation costs, exploitation costs and manufacturing costs.

Once the film is complete, the entity will recognize revenue from a sale or licensing arrangement of the film when the conditions outlined in SOP 00-2 are satisfied. Additionally, the Company will start to amortize film production costs based on the ratio of period revenue expected to be recognized as defined in SOP 00-2. As a result, until the movie is completed and distributed revenue will not be recognized and all costs relating to the production of the movie will be capitalized.

Advertising & Marketing Costs

Advertising & Marketing costs are expensed as incurred in accordance with *Statement of Position 93-7. "Reporting on Advertising"* ("SOP 93-7).

COAL DIVA, LLC

NOTES TO FINANCIAL STATEMENTS
(See Independent Accountant's Report)

Income Taxes

The Company, with the consent of its LLC Member's, has elected under the Internal Revenue Code to be taxed as a partnership. In lieu of corporation income taxes, the LLC Members of the LLC are taxed on their proportionate share of the Company's federal taxable income. Therefore, no provision for federal income taxes has been included in these Financial Statements.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company purchased the story rights for the movie from one of its co-managing member's, Tawni O'Dell, for $12,000. Additionally, the Company has engaged its other co-managing member, Mitchell Maxwell, as its producer and director of the movie. As of August 31, 2016 Mr. Maxell was paid $22,719 for these services. Lastly, the Company paid a $6,000 promotion fee to Story Plant Media, LLC to promote a forthcoming novella to be written by Tawni O'Dell based upon the "Rewrites" story. Mitchell Maxwell, co-managing member of the Company, is also a LLC member of Story Plant Media, LLC.

NOTE 3 – LLC Member Capital and Contingencies

During the period April 14, 2016 to August 31, 2016 the Company issued (4) "front money" investors ownership interest's in the Company which accounted for a 8.375% ownership interest in the Company for $134,000. In exchange for their "front money" investment, these LLC Member's were also granted an option to request the return of their "front money" investment when the Company raises enough remaining LLC member capital to start production of the movie. Each "front money" investor will have 30 days to request the Company to return their intial "front money" investment from the time it is determined that enough capital has been raised to start production. If a "front money" investor exercises this option, then they will only keep 50% of their initial ownership percentage. Consequently, if capital is not raised and the movie is not produced the "front money" investors do not have an option to request the Company to

COAL DIVA, LLC

NOTES TO FINANCIAL STATEMENTS
(See Independent Accountant's Report)

return their capital contribution. As a result, as of August 31, 2016, enough capital has not been raised to commence movie production so this contingency is only disclosed and not recognized as a liability in the financial statements.

The co-managing members, Twani O'Dell and Mitchell Maxwell, who currently own 91.625% of the Company did not contribute any funds to Company. As a result, the LLC Member's Capital on the Company's Balance Sheet as of August 31, 2016 represents contributions by LLC Member's who are "front money" investors.

NOTE 4 – LLC Member Advance

On August 30, 2016, the Company advanced Mitchell Maxwell, co-managing member of the Company and the producer/director of the film, $7,500, without interest, which was repaid during September 2016.

NOTE 5 - Subsequent Events

In May 2009, the FASB issued *FASB ASC 855, "Subsequent Events"* ("ASC 855"), to incorporate the accounting and disclosure requirements for subsequent events into U.S. generally accepted accounting principles. This standard introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance sheet date. The Company adopted ASC 855 as of August 31, 2016.

The Company evaluated its August 31, 2016 financial statements for subsequent events through September 29, 2016, the date the financial statements were available to be issued and determined that the following item should be disclosed as a subsequent event under *FASB ASC 855* as follows:

1) After the issuance of these financial statements the Company plans to file a "FORM C" Offering Statement under the Securities and Exchange Act of 1933 to raise a maximum of $1,000,000 in capital to produce the movie "Rewrites".

The company is not aware of any additional subsequent events which would require recognition or disclosure in the accompanying financial statements.

NOTE 6 – Going Concern

As described in Note 1, Nature of Busines, the Company was formed to produce a movie "Rewrites" from a screenplay written by its co-managing member, Tawni O'Dell and has raised some initial capital. Additionally, it is in the process of raising additional capital in order to continue and complete production of the movie.

8

COAL DIVA, LLC

NOTES TO FINANCIAL STATEMENTS
(See Independent Accountant's Report)

The Company's operations through the date of the financial statements have been funded by "front money" investors. The financial statements of the Company have been prepared using generally accepted accounting principles applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

In its development stage the Company has experienced losses and negative cash flows from operations since inception. These circumstances indicate substantial doubt as to the ability of the Company to continue as a going concern through August 31, 2017 (within one year from issuance of these financial statements) unless additional funding is obtained. The Company plans to obtain additional funding in the future in order to finance its business strategy, operations and growth. Failure to obtain this additional funding would be detrimental to the Company. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

Coal Diva, LLC

Schedule of Capitalized Movie Production Costs
For the Period April 14, 2016 Through August 31, 2016
(Unaudited)

Producer/Director Fees	$	22,716
Story Rights		12,000
Promotional Fund Raising Costs		9,420
Line Producer Fees		7,500
Movie Financing Costs		7,500
Casting Director Fees		6,000
Staff Travel & Meals		4,220
Various Assistant Fees		3,975
Director of Photography		1,500
Miscelaneous		957
Total	$	75,788

See independent accountant's report
and notes to financial statements.